Item 77M - DWS Lifecycle Long Range Fund (a series of DWS Advisor Funds)


At a meeting held on May 5, 2006,
shareholders of DWS Lifecycle Long Range
Fund (the
"Fund") approved the reorganization of the Fund as a series of another Massachusetts business trust. Effective July 10, 2006, the Fund, a series of DWS Advisor Funds III, was reincorporated to DWS Lifecycle Long Range Fund, a series of DWS Advisor Funds.